[  LETTERHEAD  OF  GEOFFREY  T.  CHALMERS  ]


BY  FEDERAL  EXPRESS
placecountry-regionU.S.  Securities  and  Exchange  Commission address100  F  Street  N.E.
placeCityWashington,  StateD.C.  PostalCode20549
Mail  Room,  4561
Att:  Ms.  Maryse  Mills-Apenteng

                                        February  13,  2007

Re:     LocatePLUS  Holdings  Corporation
     Amendment  No.  2  to  Registration  Statement  on  Form  SB-2
     File  No.  333-138311

     Forms  10-QSB  for  the  quarterly  periods  ended
     March  31,  June  30  and  September  30,  2006
     File  No.  0-49957

Dear  Ms.  Mills-Apenteng:

     This is in response to the Staff comment letter dated February 2, 2007 addressed to Mr. Jon Latorella, relative to the above - referenced filings. This letter accompanies Amendment No. 2 to the Registration Statement. Enclosed is a copy of Amendment No 2, marked to refer to the responses.

     We have keyed our responses to the paragraphs of your letter quoted below, as follows:

Cover Page

1. Please update the trading price information as of the most recent practicable date.

     RESPONSE:  The price has been updated

2. Please remove the reference to par value on the cover page and revise the paragraph relating to risk factors to state the correct page number. Finally, delete the sentence that begins "The sole seller is Dutchess " as it is duplicative of the information already disclosed on this page.

     RESPONSE:  Changes made
Risk Factors, page 3

If we fail to maintain effective internal controls over financial reporting, page 9

3. Please see prior comments 17 and 18. We note that you intend to amend your Forms 10-QSB in response to our prior comments. To the extent that the following comment applies to the Item 3 disclosures in your quarterly reports, please make corresponding revisions. Note that the amended Forms 10-QSB must comply with the requirements of Items 307 and 308(c) of Regulation S-B.

RESPONSE:     Upon approval by the Commission of the appropriate disclosure in this Form SB-2/A, the 10-QSBs will be amended to reflect accurately the required disclosure and approved language as to reduce confusion from multiple amendments.

4. Please revise the risk factor subheading so that it focuses on the status of your disclosure controls and procedures, the disclosure requirements for which are applicable to you at this time. Alternatively, add a separate risk factor focusing solely on your disclosure controls and procedures. Note that you must provide a conclusion of management that the disclosure controls and procedures either "are" or "are not" effective. We note your statement that your disclosure controls and procedures "may not be effective" for the nine months ended September 30, 2006, which is not an appropriate conclusion in response to
Item 307 of Regulation S-B. To the extent the remedial measures taken to address your disclosure controls and procedures involved material costs to the company, they should be disclosed. Finally, we note your statement in the last paragraph that there were no changes to your internal control over financial reporting "during the current quarter." Please revise to identify more specifically the quarter to which you are referring and note the requirements of Item 308(c) of Regulation S-B as to the appropriate terminology.

RESPONSE:     The risk factor has been amended accordingly.

Selling Security Holders, page 10

5. Please refer to prior comment 3. Please tell us, with a view to disclosure, what the net proceeds to LocatePlus were from the issuance of the debentures and any related securities.

RESPONSE:     The disclosure has been amended accordingly.

6. We reissue prior comments 4 and 5. You continue to refer to two Dutchess entities on the cover page and in the plan of distribution and the two transactions that resulted in the issuance of the debentures. Please revise the selling security holders table to reflect that two selling shareholders to which you refer and indicating on separate lines the number of shares issuable under each debenture. Also, we are unable to locate the information regarding the natural person(s) having voting and/or investment control over the Dutchess entities. Finally, consistent with your response to comment 5, please include an affirmative statement to the effect that other than the offering and the securities held by the Dutchess entities, you have no other material relationship with them in the past three years.

RESPONSE:     The disclosure has been amended accordingly.

7. Please refer to prior comment 6. We reissue our prior comment in part. It appears that Dutchess will beneficially own more than 10% of the company's outstanding shares after the offering. Consistent with the requirements of Item 507 of Regulation S-B, please revise the table to disclose the percentage of outstanding shares owned after the offering.

RESPONSE:     The disclosure has been amended accordingly.

Executive Compensation, page 28

8. Executive compensation should be provided through fiscal year 2006. See Telephone Interp. J. 8B of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

RESPONSE:     The disclosure has been amended accordingly.

9. Further, please be advised that the executive compensation and related person disclosure requirements pursuant to Items 402 and 404 of Regulation S-B have been updated. See generally Release No. 33-8732A (September 8, 2006). Given that this registration statement was amended on January 4, 2007 and your fiscal year ended December 3 1 , 2006, please revise these sections to comply with the newly adopted executive compensation and related person disclosure rules for your most recent fiscal year. See Section VII. of Release No. 33-8732A (September 8, 2006).

RESPONSE:     The disclosure has been amended accordingly.

Principal Stockholders, page 37

10. Footnote 9 to the beneficial ownership table outlines the security ownership of the Dutchess entities, which include shares underlying warrants. Please ensure that you provide a materially complete description of the terms of the warrants here or elsewhere as appropriate.

RESPONSE:     The footnote has been amended accordingly.


Additional Information, page 43

11. We reissue prior comment 1 1 . Please revise your disclosure to reflect the new address of the Commission.

RESPONSE:     The address has been amended accordingly.

12. We reissue prior comment 13. Please provide the undertaking required by paragraph (g)(l) or (2), as applicable.

RESPONSE:     The undertaking has been amended accordingly.

Acceleration  Request

     We hereby request acceleration of the effectiveness of the Registration Statement to a date not later than February 15, 2007. In this connection we acknowledge to you as follows:

- Should the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action relating to the filing.
- The action of the Commission or the Staff, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and
- The registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the placecountry-regionUnited States.

     If there is anything further you need, please do not hesitate to contact James Fields at (978) 921-2727 or myself at (617) 523-1960.


                         Sincerely,

                         Geoffrey  T.  Chalmers


Cc:  James  Fields